UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0389112022

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

________________________________________________________________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0389112022
1.	Names of Reporting Persons Estate of Harvey Houtkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
Common Stock
Arbor EnTech Corporation 7100 Island Blvd. Slip #21 Aventura, FL 33160

Item 2.	Identity and Background
Estate of Harvey Houtkin c/o Sherry Houtkin, Co-executor 3900 Island Blvd Penthouse 4 Aventura, FL 33160 M (d) N/A in all cases (e) N/A in all cases (f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration
The reporting person (Estate) originally acquired beneficial ownership on November 6, 2008 of 3,395,000 shares of common stock as a result of the passing of Harvey Houtkin.

Item 4. (a)-(j)

Purpose of Transaction

As disclosed in Item 3, the reporting person originally acquired beneficial ownership on November 6, 2008 of 3,395,000 shares of common stock as a result of the passing of Harvey Houtkin.  The reporting person (Estate) has since distributed the shares it held to the beneficiaries of the Estate pursuant to the last will of the decedent, Harvey Houtkin.

Item 5.	Interest in Securities of the Issuer
A	Estate of Harvey Houtkin Amount: 0 Percentage: 0% The Estate of Harvey Houtkin no longer owns any shares of the Issuer’s common stock.
B	Please see Items 7-10 of Second Part of Cover Page of the Reporting Person for a description of sole and shared voting and dispositive power.
C

On December 6, 2010, the Estate of Harvey Houtkin, the Reporting Person, distributed the 3,395,000 shares of the Issuer’s common stock it held to the beneficiaries of the Estate pursuant to the last will of the decedent, Harvey Houtkin.

D	N/A
E	December 6, 2010

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

[SIGNATURES FOLLOW]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2010
Date
/s/Sherry Houtkin
Co-Executor of the Estate of Harvey Houtkin
/s/Brad Houtkin
Co-Executor of the Estate of Harvey Houtkin